

Mail Stop: 3628

June 25, 2018

<u>Via E-mail</u>
Paul Vanderslice
President
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: Citigroup Commercial Mortgage Trust 2015-P1**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 30, 2018**
> **File No. 333-189017-10**
>
> **UBS-Citigroup Commercial Mortgage Trust 2011-C1**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 29, 2018**
> **File No. 333-166711-01**

Dear Mr. Vanderslice:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Ryan M. O'Connor, Esq., Citigroup
Janet Barbiere, Esq., Orrick